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Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INC. ANNOUNCES FIRST QUARTER FISCAL YEAR 2011 RESULTS

        Ottawa, Canada, July 7, 2010 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for its first quarter fiscal year 2011, ended May 31, 2010. All figures are reported in U.S. dollars and were prepared in accordance with Canadian generally accepted accounting principles.

Q1 FY2011 Performance Summary

Revenue of $48.7 million, up 275% versus $13.0 million in Q1 FY2010
Gross margin of 44% compared with 35% in Q1 FY2010
Operating margin of 20%
GAAP diluted earnings per share of $0.26
Cash generated from operations of $3.5 million
Ending cash, cash equivalents and short-term investments of $115.8 million

        Revenue for the first quarter of fiscal year 2011 was $48.7 million, compared with $13.0 million in the first quarter of fiscal year 2010 and $61.0 million in the fourth quarter of fiscal year 2010. Revenue from customers within North America was $42.9 million, compared with $10.5 million in the first quarter of the prior fiscal year. DragonWave had one major customer in the first quarter of fiscal year 2011 that generated 78% of revenue.

        Net income in the first quarter of fiscal year 2011 was $9.7 million or $0.26 per diluted share, compared with a net loss of $2.4 million or ($0.08) per diluted share in the first quarter of 2010. Gross margin for the first quarter was 43.6%, compared with 34.5% in the first quarter of the prior fiscal year; operating margin was 20% in the quarter.

        "DragonWave delivered strong year-over-year growth in the first quarter," said DragonWave President and CEO Peter Allen. "We are focused on achieving our key strategic objectives of broadening and deepening our global market presence, expanding our customer base and continuing to deliver innovative solutions. The global mobile broadband Internet is unstoppable, which will drive the growth for DragonWave solutions in markets throughout the world."

        Cash, cash equivalents, and short-term investments totaled $115.8 million at the end of Q1 FY2011, compared to $113.4 million at the end of the prior quarter, and $20.0 million at the end of Q1 FY2010.

Revenue Outlook for Q2 FY2011

        Beginning in Q1 FY2011, DragonWave is reporting financial results in US dollars. The Company expects revenue for Q2 FY2011 to be approximately $25 million. DragonWave's largest customer is expected to contribute approximately 25% of Q2 FY2011 revenue. We expect significant growth from other customers from the $10.7 million level in Q1 of FY2011 and estimate that revenue from these customers will be approximately 75% of total revenue in Q2 of FY2011.

Webcast and Conference Call Details

        The DragonWave management team will discuss the results on a conference call and webcast beginning at 8:30 a.m. Eastern Time, tomorrow, July 8, 2010.

Toll-free North America Dial-in: 877-312-9202

International Dial-in: 408-774-4000

The live webcast and presentation slides will be available at:
http://investor.dragonwaveinc.com/events.cfm.

        An archive of the webcast will be available at the same link.

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

        DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

        Certain statements in this release, including the estimate and sources of revenue for the second quarter of fiscal year 2011 provided above, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties. Material factors and assumptions used to develop such estimates include:

  •
  DragonWave's expectations regarding network deployment plans of its existing and new customers; and

  •
  DragonWave's expectations regarding the volume and timing of anticipated order activity.

        Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes.

        Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave's Annual Information Form dated May 6, 2010 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

  •
  DragonWave relies on a small number of customers for a large percentage of its revenue.

  •
  DragonWave's growth is dependent on the development and growth of the market for high-capacity wireless communications services.

  •
  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.

  •
  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

  •
  DragonWave may conduct acquisitions of products and businesses. There are risks associated with such acquisitions.

  •
  DragonWave's success depends on its ability to develop new products and enhance existing products.

  •
  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

  •
  DragonWave's quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

  •
  DragonWave has a lengthy and variable sales cycle.

        DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Investor Contact: John Lawlor VP, Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2252	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's

	As at May 31, 2010	As at February 28, 2010
		(Note 2)
Assets
Current Assets
Cash and cash equivalents	70,559	105,276
Short term investments	45,266	8,074
Trade receivables	17,687	28,926
Other receivables	983	1,801
Inventory	28,006	23,910
Prepaid expenses	1,336	721
Future income tax asset	331	436

	164,168	169,144
Long Term Assets
Property, equipment and intangible assets	8,517	7,546
Future income tax asset	155	59

	8,672	7,605
Total Assets	172,840	176,749

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	21,317	33,949
Income taxes payable	363	835
Deferred revenue	800	1,017

	22,480	35,801
Long Term Liabilities	2,436	2,102
Shareholders' equity
Capital stock	178,482	179,174
Contributed surplus	1,663	1,375
Deficit	(22,603)	(32,085)
Accumulated other comprehensive income	(9,618)	(9,618)

	147,924	138,846
Total Liabilities and Shareholders' Equity	172,840	176,749

Shares issued & outstanding	36,789,760	36,934,917

CONSOLIDATED STATEMENTS OF OPERATIONS,
COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's except share and per share amounts

	Three months ended May 31
	2010	2009
		(Note 2)
REVENUE	48,726	12,999
Cost of sales	27,495	8,509

Gross profit	21,231	4,490

EXPENSES
Research and development	4,698	2,465
Selling and marketing	4,136	2,069
General and administrative	2,576	1,003
Investment tax credits	—	(49)

	11,410	5,488

Income (Loss) from operations	9,821	(998)
Interest income	32	22
Investment loss	(49)	—
Foreign exchange gain (loss)	117	(1,374)

Income (Loss) before income taxes	9,921	(2,350)
Income tax expense	231	—

Net and Comprehensive Income (Loss)	9,690	(2,350)
Income (Loss) per share
Basic	0.26	(0.08)
Diluted	0.26	(0.08)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

	Three months ended May 31
	2010	2009
		(Note 2)
Operating Activities
Net Income (loss)	9,690	(2,350)
Items not affecting cash
Depreciation	713	248
Stock-based compensation	295	197
Unrealized foreign exchange loss	16	841
Inventory impairment (recovery)	(57)	20
Unrealized loss on short term investments	49	—
Accrued interest on short term investments	(7)	—

	10,699	(1,044)
Changes in non-cash working capital items	(5,034)	3,883

	5,665	2,839

Investing Activities
Acquisition of property, equipment and intangible assets	(2,225)	(482)
Purchase of short term investments	(45,308)	—
Maturity of short term investments	8,074	11,800

	(39,459)	11,318

Financing Activities
Change in line of credit	—	30
Share repurchase	(1,054)	—
Issuance of common shares net of issuance costs	147	9

	(907)	39

Effect of foreign exchange on cash and cash equivalents	(16)	(841)
Net increase (decrease) in cash and cash equivalents	(34,717)	13,355
Cash and cash equivalents at beginning of period	105,276	6,693
Cash and cash equivalents at end of period	70,559	20,048

Cash paid during the period for interest	—	6

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  Exhibit 99.1
CONSOLIDATED BALANCE SHEETS Expressed in US $000's
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's